UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Mikron Infrared, Inc.
                                (Name of Issuer)

                          Common Stock, $.003 par value
                         (Title of Class of Securities)

                                   59862R 10 3
                                 (CUSIP Number)

                          Gerarld D. Posner, President
                              Mikron Infrared, Inc.
                                16 Thornton Road
                            Oakland, New Jersey 07436

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                     Arent Fox Kintner Plotkin & Kahn, PLLC
                                  1675 Broadway
                          New York, New York 10019-5874
                                 (212) 484-3917
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 27, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |_|

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 2 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     GERALD D. POSNER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    579,761*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           579,761*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     579,761*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.94%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 3 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DENNIS L. STONEMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    338,095*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        46,000**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           338,095*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    46,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     384,095*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.25%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** Except for the shares that the Reporting Person jointly owns with Eileen Stoneman, the Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 4 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     EILEEN STONEMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        46,000**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    46,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     52,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.98%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

**    Except for the shares that the Reporting Person jointly owns with Dennis
      L. Stoneman, the Reporting Person disclaims that she beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 5 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DENNIS L. STONEMAN AND EILEEN STONEMAN, JTWROS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        46,000**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    46,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     46,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.87%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

**    Except for (i) the shares that these Reporting Persons own as JTWROS and
      (ii) the shares that each of them owns individually, these Reporting Persons disclaim that either of them beneficially owns, and/or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 6 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DREW STONEMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    11,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,000**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.32%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** Except for the shares that the Reporting Person jointly owns with Lori Marino, the Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 7 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DREW STONEMAN AND LORI MARINO, JTWROS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,000**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.11%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

**    Except for (i) the shares that these Reporting Persons own as JTWROS and
      (ii) the shares that Drew Stoneman owns individually, these Reporting Persons disclaim that either of them beneficially owns, and/or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 8 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DENNIS STONEMAN, JR. AND SANDRA STONEMAN, JTWROS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        42,200**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    42,200**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.79%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** Except for the shares that these Reporting Persons own as JTWROS, these Reporting Persons disclaim that either of them beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 9 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MILLIE MEROLLA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     LESS THAN ONE TENTH OF ONE PERCENT%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person disclaims that she beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 10 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PAUL A. KOHMESCHER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    15,000*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           15,000*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.28%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 11 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     LAWRENCE C. KARLSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    174,500*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           174,500*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     174,500*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.29%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 12 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HERMANN SCHLOSSER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GERMANY
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    72,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           72,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.36%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons. Also, does not include shares as to which Karen Beck, the Reporting Person's daughter, claims sole voting and dispositive powers. See the Schedule 13G filed by Ms. Beck on December 2, 2002.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 13 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     WILLIAM J. ECKENRODE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    55,000*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           55,000*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,000*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.04%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 14 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     EARNEST M. EMERY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        30,000* **
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    30,000* **
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.56%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See Item 5(a) and Note 1 to the table contained therein

** The Reporting Person's shares are held, or will be held, by Earnest M. Emery and Caroline Emery, Trustees of the Earnest M. Emery and Caroline Emery Family Trust. The Reporting Person disclaims that he beneficially owns, or shares the right to vote or dispose of, the shares of any of the other Reporting Persons.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 15 of 21 Pages


      This Amendment No. 1 (this "Amendment" or this "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 28, 2003 (the "Statement" or "Schedule 13D") by Gerald D. Posner, Dennis L. Stoneman, Eileen Stoneman, Drew Stoneman, Lori Marino, Dennis Stoneman, Jr., Sandra Stoneman, Millie Merolla, Paul A. Kohmescher, Lawrence C. Karlson, Hermann Schlosser, William J. Eckenrode and Earnest M. Emery with respect to the Common Stock, par value $0.003 per share, of Mikron Infrared, Inc., a New Jersey corporation (the "Issuer"). All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

ITEM 2. Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      (a) - (c) The persons filing this Statement as amended by this Amendment (each, a "Reporting Person" and all collectively, the "Reporting Persons") are as follows:

            (i) Gerald D. Posner, whose residence address is 8 Victorian Hill, Manalapan, New Jersey 07726-8682 and whose business address is 16 Thornton Road, Oakland, New Jersey 07436. Mr. Posner is presently employed as the President and Chief Executive Officer of the Issuer, and is a member of the Issuer's Board of Directors.

            (ii) Dennis L. Stoneman, whose residence address is 1562 Doe Trail Lane, Yardley, Pennsylvania 19067 and whose business address is 16 Thornton Road, Oakland, New Jersey 07436. Mr. Stoneman is presently employed as the Executive Vice President of the Issuer, and is a member of the Issuer's Board of Directors.

            (iii) Eileen Stoneman, whose residence address is 1562 Doe Trail Lane, Yardley, Pennsylvania 19067, is the wife of Dennis L. Stoneman, and is not employed or otherwise engaged in business.

            (iv) Drew Stoneman, whose residence address is 43 East 10th Street, Apt. 5J, New York, New York 10003. Mr. Stoneman is a son of Dennis L. Stoneman and Eileen Stoneman. He is currently employed by Time, Inc. as a marketing development manager. His business address is 1271 Avenue of the Americas, New York, New York 10020.

            (v) Lori Marino, whose residence address is 43 East 10th Street, Apt. 5J, New York, New York 10003, is Drew Stoneman's wife. She is currently employed as a Vice President - Professional Risk Management of ACE USA, the US member companies of the ACE Group of insurance companies. Her business address is 140 Broadway, New York, New York 10005.

            (vi) Dennis Stoneman, Jr, whose residence address is 817A North Taney Street, Philadelphia, Pennsylvania 19130, is a son of Dennis L. Stoneman and Eileen Stoneman. He is currently employed by Archer Daniels Midland Company as an energy trader. His business address is 140 Broadway, New York, New York 10005.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 16 of 21 Pages


            (vii) Sandra Stoneman, whose residence address is 817A North Taney Street, Philadelphia, Pennsylvania 19130, is the wife of Dennis Stoneman, Jr. She is an attorney currently employed by Duane Morris LLP. Her business address is 4200-One Liberty Place, Philadelphia, Pennsylvania 19103.

            (vii) Millie Merolla, whose residence address is 1562 Doe Trail Lane, Yardley, Pennsylvania 19067, is the mother in law of Dennis L. Stoneman and mother of Eileen Stoneman, and is not employed or otherwise engaged in business.

            (ix) Paul A. Kohmescher, whose residence address is 500 East Baldwin Street, Hackettstown, New Jersey 07840 and whose business address is 16 Thornton Road, Oakland, New Jersey 07436. Mr. Kohmescher is presently employed as Vice President and Chief Financial Officer of the Issuer.

            (x) Lawrence C. Karlson, whose residence address is 2401 Casas de Marbella Drive, Palm Beach Gardens, Florida 33410-1283, is a retired business executive and private investor, and is Chairman of the Issuer's Board of Directors.

            (xi) Hermann Schlosser, whose residence address is Kaiser-Friedrich-Promenade, 149, D-61352 Bad Homburg v.d.H., Germany, is a consultant to the Issuer and private investor.

            (xii) William J. Eckenrode, whose residence address is 575 Gramercy Lane, Downingtown, Pennsylvania 19335-4839, is a retired business executive and private investor, and is member of the Issuer's Board of Directors.

            (xiii) Earnest M. Emery, whose residence address is 14126 Spruce Grove Road, Lower Lake, California 95457, is a consultant to the Issuer and private investor. Title to Mr. Emery's shares of Issuer's Common Stock which are the subject of this Statement as amended by this Amendment are held, or will be held, by Earnest M. Emery and Caroline Emery, Trustees of the Earnest M. Emery and Caroline Emery Family Trust.

      (d) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      (f) Each of the Reporting Persons except Mr. Schlosser is a citizen of the United States. Mr. Schlosser is a citizen of Germany.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 17 of 21 Pages


ITEM 4. Purpose of Transaction

      Item 4 is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

      Although the members of the Director Group own or control, individually or, in the case of Dennis L. Stoneman, jointly with his wife, less than 23%, in the aggregate, of the Issuer's outstanding Common Stock, the members of the Director Group consider themselves to be affiliates of the Issuer, as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934 (the "Act"). Therefore, although the Director Group does not, at present, have any specific plan or proposal which relates to or would result in any of the transactions or occurrences described in paragraphs (i) - (x) above, they possess the power and authority to cause such transactions and/or occurrences to be implemented, and do not disclaim that they may undertake one or more of such transactions or occurrences in the future.

ITEM 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated in its entirety, as follows:

      (a) For purposes of the disclosures made in the Schedule 13D as amended by this Amendment, the Issuer has outstanding or is deemed to have outstanding (i) 4,888,200 shares of Common Stock of the Issuer disclosed as outstanding in the Issuer's definitive proxy statement filed with the SEC on April 11, 2003 (SEC file No. 0-15486), and (ii) 412,856 shares of Common Stock which, as disclosed in said proxy statement, are issuable pursuant to options which certain of the Reporting Persons may exercise within 60 days of the date of this Amendment, and therefore, are deemed to be outstanding pursuant to Rule 13 d-3(d)(1)(i)(A) of the Act. Based on the foregoing, the Reporting Persons, (i) collectively, would beneficially own 1,379,056 shares (25.98%) of the outstanding Common Stock of the Issuer (including the 412,856 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)(A) of the Act); and (ii) individually, would beneficially own the outstanding Common Stock of the Issuer, as follows:

                          [table follows on next page]

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 18 of 21 Pages


              Name of Reporting Person                                Shares Owned          Percentage (1)
              ------------------------                                ------------          ----------
Gerald D. Posner                                                         579,761  (2)          10.94%
Dennis L. Stoneman                                                       338,095  (2)           6.38%
Dennis L. Stoneman and Eileen Stoneman, JTWROS                            46,000                0.86%
Eileen Stoneman                                                            6,000                0.11%
Drew Stoneman                                                             11,000                0.20%
Drew Stoneman and Lori Marino, JTWROS                                      6,000                0.11%
Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS                          42,200                0.80%
Millie Merolla                                                             3,000                0.06%
Paul A. Kohmescher                                                        15,000  (3)           0.28%
Lawrence C. Karlson                                                      174,500  (4)           3.29%
Hermann Schlosser                                                         72,500                1.36%
William J. Eckenrode                                                      55,000  (5)           1.03%
Earnest M. Emery                                                          30,000  (6)           0.56%
                                                                      ----------              ------
                                                                       1,379,056               25.98%

----------
(1) For purposes of calculating the percentage of ownership of Common Stock held by each Reporting Person, Issuer is deemed to have 5,301,056 shares of Common Stock outstanding, i.e., 412,856 more shares than are actually outstanding.

(2) Includes 171,428 shares of Common Stock issuable pursuant to options which may be exercised within 60 days of the date of this Amendment.

(3) Includes 10,000 shares of Common Stock issuable pursuant to options which may be exercised within 60 days of the date of this Amendment.

(4) Includes 35,000 shares of Common Stock issuable pursuant to options which may be exercised within 60 days of the date of this Amendment.

(5) Includes 25,000 shares of Common Stock issuable pursuant to options which may be exercised within 60 days of the date of this Amendment.

(6) All of these shares are held, or will be held, by Earnest M. Emery and Caroline Emery, Trustees of the Earnest M. Emery and Caroline Emery Family Trust.

      (b) Except for the Reporting Persons identified in the immediately preceding table as joint tenants with rights of survivorship ("JTWROS") or as trustees, the Reporting Persons disclaim beneficial ownership with respect to one another's shares. The Reporting Persons identified in the immediately preceding table as joint tenants with rights of survivorship and as trustees share all voting rights and rights of disposition with their respective co-tenants and co-trustees with regard to the shares identified as being owned by them in said table.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 19 of 21 Pages


      (c) Except for the purchase of the Shares, none of the Reporting Persons effected any transactions in the Issuer's Common Stock during the past sixty
(60) days.

      (d) Not Applicable

      (e) Not Applicable

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 20 of 21 Pages


SIGNATURES.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current(1).


                                            ------------------------------------
                                                     Gerald D. Posner


                                            ------------------------------------
                                                     Dennis L. Stoneman


                                            ------------------------------------
                                                     Eileen Stoneman


                                            ------------------------------------
                                                     Drew Stoneman


                                            ------------------------------------
                                                     Lori Marino


                                            ------------------------------------
                                                     Dennis Stoneman, Jr.


                                            ------------------------------------
                                                     Sandra Stoneman


                                            ------------------------------------
                                                     Millie Merolla


                                            ------------------------------------
                                                     Paul A. Kohmescher

----------
(1) None of the Reporting Persons certifies any statements that relate to any other Reporting Person, except that the following pairs of Reporting persons certify the statements that relate to each other: Dennis L. Stoneman and Eileen Stoneman, Drew Stoneman and Lori Marino and Dennis Stoneman, Jr. and Sandra Stoneman.

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 59862R 10 3                                       Page 21 of 21 Pages


                                            ------------------------------------
                                                     Lawrence C. Karlson


                                            ------------------------------------
                                                     Hermann Schlosser


                                            ------------------------------------
                                                     William J. Eckenrode


                                            ------------------------------------
                                                     Earnest M. Emery